                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             RMH Teleservices, Inc.
                             ----------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   749938106
                                 --------------
                                 (CUSIP Number)

                                Steven L. Winokur
                                 NCO Group, Inc.
                               507 Prudential Road
                                Horsham, PA 19044
                                 (215) 441-3000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 18, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240 13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------                                       -----------------------------------------

           CUSIP No. 749938106                         Schedule 13D
---------- ---------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           (Entities Only)

           NCO Group, Inc.
           IRS Identification No. 23-2858652

---------- ---------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)        (a) [ ]
                                                                                      (b) [ ]

---------- ---------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)     00

---------- ---------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                          [X]

---------- ---------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Commonwealth of Pennsylvania

--------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               - 0 -

                          ------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON          6,024,236   (See Item 5)
        WITH
                          ------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               - 0 -

                          ------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               - 0 -

-------- -----------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,024,236 shares   (See Item 5)

-------- -----------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                                          [ ]
-------- -----------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.62   (See Item 5)

-------- -----------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         CO
-------- -----------------------------------------------------------------------------------------------------------------

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by NCO Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, no par value (the "Common Stock") of RMH Teleservices, Inc., a Pennsylvania corporation ("RMH"). The principal executive offices of RMH are located at 15 Campus Boulevard, Newtown Square, Pennsylvania 19073.

Item 2.  Identity and Background.

         (a) - (c) The name of the person filing this statement is NCO Group, Inc., a Pennsylvania corporation ("NCO"). NCO provides account receivables management and collection services.

         The address of the principal office of NCO is 507 Prudential Road, Horsham, Pennsylvania 19044.

         Set forth in Schedule I to this Schedule 13D is the name, business address and present principal occupation or employment of each of NCO's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither NCO nor, to NCO's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Except as described below, during the past five years, neither NCO nor, to NCO's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         In September 2003, in connection with an investigation by the SEC into trading in the securities of RMH in 2001, Paul Burkitt, NCO's Executive Vice President, Sales and Marketing and a former executive officer of RMH, without admitting or denying the SEC's allegations of securities laws violations, agreed to pay a civil penalty of $33,987 and to the entry of a final judgment permanently enjoining him from violating Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

         (f) To NCO's knowledge, all of the executive officers and directors of NCO named in Schedule I to this Schedule 13D are citizens of the United States.

Item 3.  Source and Amounts of Funds or Other Consideration.

         To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of RMH have entered into Voting Agreements with NCO as described in Item 4.

Item 4.  Purpose of Transaction.

         (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of November 18, 2003 (the "Merger Agreement"), among NCO, NCOG Acquisition Corporation, a Pennsylvania corporation and wholly-owned subsidiary of NCO

("Purchaser"), and RMH, and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into RMH (the "Merger") and RMH will become a wholly-owned subsidiary of NCO. The transaction is subject to a collar arrangement. As structured, RMH shareholders will receive $5.50 worth of NCO stock for each RMH share, as long as NCO's stock price, based on NCO's twenty-day average stock price prior to closing, is valued between $22.00 and $27.00 per share. Within this range, the acquisition will be funded with between
4.0 million and 3.3 million shares of NCO stock, respectively, for a total consideration of approximately $89.0 million. The terms of the collar arrangement are set forth in Section 2.1 of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Schedule 13D. In addition, NCO will assume outstanding options and warrants exercisable for RMH Common Stock on the terms set forth in the Merger Agreement.

         The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of all parties, closing conditions for the benefit of NCO and closing conditions for the benefit of RMH, as set forth in Sections 7.1, 7.2 and 7.3 of the Merger Agreement, respectively. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Schedule 13D.

         As an inducement to NCO to enter into the Merger Agreement, each of Ronald L. Jensen, Gladys M. Jensen, Jeffrey J. Jensen, Janet J. Jensen, Jami J. Jensen, James J. Jensen and Julie J. Jensen (each, a "Voting Agreement Shareholder") has entered into a Voting Agreement dated as of November 18, 2003 (a "Voting Agreement") with NCO in one of the forms filed herewith as Exhibits
99.1 and 99.2. The number of shares of RMH Common Stock beneficially owned, and subject to a Voting Agreement with NCO, by each Voting Agreement Shareholder, based on information supplied by each Voting Agreement Shareholder, is set forth on Schedule II to this Schedule 13D. Pursuant to Article I of each Voting Agreement, each Voting Agreement Shareholder agreed to vote his or her shares of RMH Common Stock (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Voting Agreement, (ii) against any actions that would result in a breach of the Merger Agreement or the Voting Agreement and (iii) against any action that could reasonably be expected to result in any of the conditions to the Merger or RMH's obligations under the Merger Agreement not being fulfilled, or that is intended or could reasonably be expected to impede or adversely affect the Merger Agreement, the Merger or the Voting Agreement.

         Pursuant to Section 1.02 of each Voting Agreement, each Voting Agreement Shareholder has also granted to NCO an irrevocable proxy granting NCO the authority to vote his or her shares of RMH Common Stock with respect to the matters described above. NCO did not pay any additional consideration to any Voting Agreement Shareholder in connection with the execution and delivery of the Voting Agreement or his or her irrevocable proxy. Each Voting Agreement Shareholder retains the right to vote his or her RMH Common Stock in his or her discretion with respect to matters other than those identified in each Voting Agreement. The description contained in this Item 4 of the transactions contemplated by each Voting Agreement is qualified in its entirety by reference to the full text of each Voting Agreement, the forms of which are filed as Exhibits 99.1 and 99.2 to this Schedule 13D.

         (c) Not applicable.

         (d) The directors and officers of the Purchaser immediately prior to the effective time of the Merger will be the directors and officers, respectively, of RMH upon consummation of the Merger.

         (e) None, other than a change in the number of outstanding shares of RMH Common Stock as contemplated by the Merger Agreement.

         (f) Upon consummation of the Merger, RMH will become a wholly-owned subsidiary of NCO.

         (g) Following consummation of the Merger, the Articles of Incorporation and Bylaws of Purchaser in effect immediately prior to the Merger will become the Articles of Incorporation and Bylaws of RMH until thereafter amended.

         (h) Upon consummation of the Merger, the RMH Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the RMH Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, NCO currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although NCO reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) As a result of the Voting Agreement, NCO may be deemed to be the beneficial owner of an aggregate of 6,024,236 shares of RMH Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 37.62% of the issued and outstanding shares of RMH Common Stock (based on 16,011,830 shares outstanding as of November 18, 2003). To NCO's knowledge, no shares of RMH Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for (i) Paul Burkitt who beneficially owns (a) 4,000 shares of RMH Common Stock, (b) 50,000 shares of restricted RMH Common Stock (includes 33,333 shares which are vested and 16,667 shares which will vest within 60 days of November 18, 2003) and (c) 62,000 shares of RMH Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of November 18, 2003, and (ii) such beneficial ownership, if any, arising solely from the Voting Agreements. Mr. Burkitt's beneficial ownership constitutes less than 1% of the issued and outstanding shares of RMH Common Stock (based on 16,011,830 shares outstanding as of November 18, 2003).

         As described in Item 4(a) - (b), NCO may be deemed to have shared voting power with respect to the 6,024,236 shares of RMH Common Stock subject to Voting Agreements. However, NCO (a) is not entitled to any rights as a shareholder of RMH as to the foregoing shares of RMH Common Stock (other than as described herein) and (b) disclaims any beneficial ownership of the shares of RMH Common Stock which are covered by Voting Agreements.

         Set forth as Schedule II hereto is the name and address of those shareholders of RMH that have entered into Voting Agreements with NCO. Except to the extent that the SEC filings of RMH and/or SEC filings of any of the Voting Agreement Shareholders disclose the present principal occupation or employment of the persons set forth in Schedule II, NCO has no knowledge of such persons' principal occupation or employment.

         During the past five years, to NCO's knowledge, no person named in
Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, to NCO's knowledge, no person named in
Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To NCO's knowledge, all persons named in Schedule II to this Schedule 13D are citizens of the United States.

         (c) Neither NCO, nor, to NCO's knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in RMH Common Stock during the past 60 days, except as disclosed herein.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5 above and in the SEC filings of RMH with regard to Mr. Burkitt's stock ownership, to NCO's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or on Schedule I and between such persons and any person with respect to any securities of RMH, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits:

     *Exhibit 2.1     Agreement and Plan of Merger dated as of November 18,
                      2003, by and among NCO Group, Inc., a Pennsylvania corporation, NCOG Acquisition Corporation, a Pennsylvania corporation and wholly-owned subsidiary of NCO Group, Inc., and RMH Teleservices, Inc., a Pennsylvania corporation.

    *Exhibit 99.1     Form of Voting Agreement.

    *Exhibit 99.2     Form of Voting Agreement.

*Incorporated by reference from the Exhibits to the Current Report on Form 8-K filed by NCO on November 20, 2003 as follows: Exhibit 2.1 is filed as Exhibit to
2.1 to the Form 8-K; Exhibit 99.1 is filed as Exhibit 99.2 to the Form 8-K and
Exhibit 99.2 is filed as Exhibit 99.3 to the Form 8-K.

         Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NCO GROUP, INC.


                                      By: Steven L. Winokur
                                          --------------------------------------
                                          Steven L. Winokur
                                          Executive Vice President, Finance;
                                          Chief Financial Officer; and Treasurer
Dated:  November 26, 2003

                                   SCHEDULE I

                EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF NCO

                   Name                                    Principal Occupation or Employment
-----------------------------------------  ------------------------------------------------------------------
Michael J. Barrist....................     Chairman of the Board, President and Chief Executive Officer
Paul Burkitt..........................     Executive Vice President, Sales and Marketing
Charles F. Burns......................     Executive Vice President, Business Process Outsourcing
Stephen W. Elliott....................     Executive Vice President, Information Technology and Chief
                                           Information Officer
Joshua Gindin, Esq....................     Executive Vice President and General Counsel
Steven Leckerman......................     Executive Vice President, Operations
Charles C. Piola, Jr..................     Director and Part-time Employee
Paul E. Weitzel Jr....................     Executive Vice President, Corporate Development and International
                                           Operations
Steven L. Winokur.....................     Executive Vice President, Finance; Chief Financial Officer;
                                           Treasurer and Chief Operating Officer of Shared Services
Albert Zezolinski.....................     Executive Vice President

         All individuals named in the above table are employed by NCO Group, Inc. Accordingly, the business address of each of the individuals named in the above table is the address of NCO's principal office: 507 Prudential Road, Horsham, PA 19044.

                          NON-EMPLOYEE DIRECTORS OF NCO

                                          Principal Occupation           Name And Address of Corporation or Other
               Name                           Or Employment                   Organization in Which Employed
----------------------------------  --------------------------------- -----------------------------------------------
William C. Dunkelberg, Ph.D.        Professor of Economics- Fox       c/o NCO Group, Inc.
                                    School of Business and Management 507 Prudential Road
                                    Temple University                 Horsham, PA 19044

Leo J. Pound                        Principal of Management           c/o NCO Group, Inc.
                                    Consulting Firm - Pound           507 Prudential Road
                                    Consulting                        Horsham, PA 19044

Eric S. Siegel                      President of Management           Siegel Management Company
                                    Consulting Firm                   937 Haverford Avenue
                                                                      Suite 301
                                                                      Bryn Mawr, PA 19010

Allen F. Wise                       Chief Executive Officer of        Coventry Corporation
                                    Managed Care Company              6705 Rockledge Drive
                                                                      Suite 100
                                                                      Bethesda, MD 20817


                                   SCHEDULE II

        SHAREHOLDERS OF RMH THAT ARE PARTY TO A VOTING AGREEMENT WITH NCO

                                                           Number of Shares of
                                                            RMH Common Stock      Percentage of Outstanding
                                                         Beneficially Owned and   Shares of RMH Common Stock
                     Name of Voting                        Subject to a Voting              as of
                 Agreement Shareholder                     Agreement with NCO         November 18, 2003
-------------------------------------------------------  -----------------------  --------------------------
Ronald L. Jensen.....................................                824,435                   5.15
Gladys M.  Jensen....................................                500,000                   3.12
Jeffrey J. Jensen....................................              1,205,854                   7.53
Janet J. Jensen......................................                768,500                   4.80
Jami J. Jensen.......................................                868,500                   5.42
James J. Jensen......................................                902,247                   5.64
Julie J. Jensen......................................                954,700                   5.96
                                                         -----------------------  --------------------------
                                                                   6,024,236                  37.62

         The address of each of the individuals named in the above table is:
6500 Belt Line Road, Suite 170, Irving, TX 75063.


                                       7